UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                        Commission File Number: 001-01430


                    REYNOLDS METALS COMPANY
-------------------------------------------------------------------------
     (Exact name of registrant as specified in its charter)

6601 West Broad Street, P.O. Box 27003, Richmond, Virginia  23261-7003
                         (804) 281-2000
-------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Common Stock, without par value, and
accompanying Rights to Purchase Series A Junior Participating Preferred Stock
-------------------------------------------------------------------------
    (Title of each class of securities covered by this Form)

             $162,500,000 of Unissued Debt Securities
                9% Debentures due August 15, 2003
Guarantee of 6-5/8% Guaranteed Amortizing Notes due July 15, 2002 of Canadian Reynolds Metals Company, Ltd. and Reynolds Aluminum Company of
                         Canada, Ltd.
             Medium-Term Notes (as listed on Annex A)
-------------------------------------------------------------------------
  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [x]       Rule 12h-3(b)(1)(i)   [x]
          Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(ii)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
                                          Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice date: ___None____

     Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds Metals Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 14, 2000             REYNOLDS METALS COMPANY


                                   By:     ALLEN M. EAREHART
                                       ------------------------
                                   Name:   Allen M. Earehart
                                   Title:  Senior Vice President, Controller

                                                          Annex A
                                                          -------

                     Reynolds Metals Company
                        Medium-Term Notes


9.150% Notes due November 15, 2000
9.150% Notes due December 5, 2000
9.750% Notes due December 12, 2000
9.550% Notes due December 15, 2000
9.500% Notes due December 20, 2000
9.620% Notes due January 10, 2001
9.750% Notes due January 12, 2001
9.250% Notes due May 15, 2001
9.300% Notes due June 21, 2001
9.310% Notes due June 21, 2001
9.600% Notes due August 6, 2001
8.990% Notes due August 14, 2001
9.000% Notes due August 15, 2001
8.920% Notes due September 4, 2001
6.750% Notes due December 10, 2001
9.310% Notes due December 18, 2001
9.430% Notes due February 8, 2002
9.600% Notes due December 20, 2002
9.730% Notes due February 3, 2003
9.400% Notes due February 11, 2003
9.410% Notes due March 17, 2003
9.630% Notes due August 7, 2003
9.650% Notes due December 26, 2003
7.630% Notes due January 26, 2004
9.420% Notes due February 12, 2004
9.390% Notes due February 12, 2004
6.880% Notes due March 17, 2004
8.560% Notes due April 8, 2004
8.460% Notes due April 16, 2004
8.520% Notes due May 3, 2004
8.040% Notes due May 17, 2004
7.680% Notes due January 28, 2005
9.490% Notes due February 11, 2005
9.400% Notes due February 15, 2005
9.390% Notes due March 15, 2005
6.930% Notes due March 18, 2005
9.300% Notes due April 11, 2005
7.000% Notes due May 15, 2005
9.500% Notes due March 15, 2006
9.200% Notes due April 24, 2006
7.020% Notes due May 8, 2006
7.000% Notes due May 15, 2006
8.850% Notes due October 2, 2006
8.760% Notes due October 16, 2006

                                              -------------------

8.250% Notes due January 16, 2007
8.240% Notes due January 16, 2007
8.180% Notes due January 18, 2007
8.620% Notes due May 14, 2007
7.000% Notes due May 15, 2007
8.340% Notes due May 22, 2007
7.000% Notes due May 15, 2008
7.000% Notes due May 15, 2009
8.100% Notes due February 4, 2013




                              Page 2 of 2